Mail Stop 6010									October 5,
2005

John Farley
President, Chief Executive Officer and Director
AVVAA World Health Care Products, Inc.
PO BOX 335
3018 Schaeffer Road
Falklan, British Columbia
Canada V0E 1W0

Re:	AVVAA World Health Care Products, Inc.
	Amendment No. 2 to registration statement on Form SB-2/A
      Filed September 20, 2005
	File Number 333-124667

 Dear Mr. Farley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
Consolidated Statement of Stockholder`s Deficit, page F-5

1. Regarding your response to prior comment thirteen, please tell us why it is appropriate to consider the shares, related to the consulting services received and the settlement of debt, as issued and outstanding, apparently based solely on the fact that their issuance had been approved by your board of directors. As the shares apparently had not been physically issued as of a balance sheet date, please tell us why you did not continue to include the balance in accounts payable and deferred compensation. In addition, please cite the specific authoritative literature supporting your accounting and address the applicability of (and, if applicable, your compliance with) paragraph 16 of SFAS 140. Furthermore, please clarify why the balance: (a) was revised as of and during the year ended May 31, 2004, while your response only addresses the status of the shares as of May 31, 2005 and (b) was not revised as of and during the year ended May 31, 2003.
Notes to the Consolidated Financial Statements, page F-6
16.  Restatement, page F-24

2. In your recent response to our comment ten dated July 11, 2005, you asserted that the advances to and from related parties are appropriately reported as financing activities. However, in your previous response to our comment 44 dated June 2, 2005, you stated that you had revised your statement of cash flows to move the advances from financing to operating activities. Please resolve this apparent discrepancy for us. If you did, in fact, move the advances to operating activities, please tell us why: (a) you did not discuss this apparent restatement in this Note, (b) the auditor did not discuss it in its report, and (c) the statement of cash flows for 2003 was not labeled as having been restated.

Audited Financial Statements as of May 31, 2004 and 2003
Report of Independent Auditors

3. Please tell us why the auditor did not dual date its report to address the restatement and why it does not address the restatement related to the amounts previously included in additional common stock subscribed. Otherwise, please include a report that has been revised by them to address these matters.

Form 10-KSB for the Fiscal Year Ended May 31, 2005

4. Please provide us the disclosures that were required by Item
307
of Regulation S-B.

Amendment #1 to Form 10-KSB for the Fiscal Year Ended May 31, 2004
Item 14.  Controls and Procedures

5. In light of the need to restate your financial statements, please tell us whether your principal executive and principal financial officers re-evaluated their original conclusions surrounding the effectiveness of your disclosure controls and procedures as of May 31, 2004. If so, please tell us why they continue to believe that they were effective.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 551-3656 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Richard Anslow
   	Anslow & Jacklin LLP
   	195 Route 9 South
   	Suite 204
   	Manalapan, New Jersey 07726
      Fax:  732-577-1188
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